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Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

April 1, 2019

Re:	Kontoor Brands, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted March 5, 2019
CIK No. 0001760965

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rufus Decker, Accounting Branch Chief
Angela Lumley, Staff Accountant
Pamela Howell, Special Counsel
Ruairi Regan, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Kontoor Brands, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form 10 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 19, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing a revised Registration Statement on Form 10 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement. We are also sending, under separate cover, a marked copy of the Registration Statement showing changes to the Draft Registration Statement.

2	April 1, 2019

Draft Registration Statement on Form 10

General

1.

We note that your forum selection provision identifies the North Carolina Business Court (or another state or federal court located in North Carolina, if a dispute does not qualify for designation to the North Carolina Business Court or the North Carolina Business Court otherwise lacks jurisdiction) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the forum selection provision applies to the fullest extent permitted under North Carolina law. Accordingly, to the extent the forum selection provision would be permitted by law to apply to actions arising under the Securities Act or the Exchange Act, it would apply to such actions. The Company has accordingly revised its disclosure on pages 38, 142 and 143 of Exhibit 99.1 to the Registration Statement (the “Information Statement”) to clarify the extent to which the forum selection provision would apply and to address the uncertainty regarding such application. The Company has further revised its disclosure on pages 142 and 143 to clarify that shareholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Exhibit 99.1—Preliminary Information Statement Dated March 5, 2019

Unaudited Pro Forma Combined Financial Statements, page 58

2.

On page 59, you indicate that VF will generally pay the majority of certain nonrecurring costs incurred related to the Separation. Please include a pro forma adjustment to the balance sheet for transaction costs related to effecting the Separation that you, as opposed to VF, expect to incur. Provide similar pro forma adjustments to the balance sheet for any restructuring/exit costs that you expect to incur related to the operations being ceased/exited that are discussed in note (b) on page 62 and note (j) on page 65. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Information Statement to reflect that VF will pay all nonrecurring costs incurred related to effecting the Separation. As such, a pro forma adjustment to the balance sheet is not required for transaction costs related to effecting the Separation.

3	April 1, 2019

In addition, the Company respectfully advises the Staff that it does not expect to incur any restructuring/exit costs for the operations being ceased/exited that are discussed in note (b) on page 62 and note (j) on page 65 of the Information Statement, as VF will retain responsibility for any such costs. As such, related pro forma adjustments to the balance sheet are not required. The Company has added language to note (b) on page 62 and note (j) on page 65 of the Information Statement to clarify the above.

Combined Financial Statements

Combined Statements of Cash Flows, page F-6

3.

Please revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to ASC paragraphs 230-10-45-7 and 45-29.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that ASC paragraphs 230-10-45-7 and 45-29 require that the reconciliation of net income of a business entity to net cash flow from operating activities should separately report all major classes of reconciling items, including, at a minimum, changes during the period in receivables pertaining to operating activities, in inventory, and in payables pertaining to operating activities. The Company further notes that entities are encouraged to provide further breakdowns of those categories that they consider meaningful and additionally, that generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments.

The Company has evaluated the referenced guidance along with the changes in balances that comprise the other assets and liabilities line item and concluded that there were no material components that require further breakout. Accordingly, the Company respectfully advises the Staff that it believes it has complied with the requirements of ASC paragraphs 230-10-45-7 and 45-29. In addition, the Company refers the Staff to page F-20 of the Information Statement which provides additional disclosure regarding the impact of the adoption of ASC 606, Revenue from Contracts with Customers, on the individual line items in the 2018 Statement of Cash Flows, including its impact on the other assets and liabilities line item which accounts for $12.6 million of the $26.8 million total change in that line item. The Company will continue to evaluate changes in other assets and liabilities in future periods and continue to assess if further breakout of any material components is necessary.

* * *

Please do not hesitate to contact me at 212-450-4135 or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:	Rustin Welton, Chief Financial Officer, Kontoor Brands, Inc.
Laurel Krueger, Vice President, General Counsel and Corporate Secretary, Kontoor Brands, Inc.